May 30, 2019

Elizabeth Barrett
Chief Executive Officer
UroGen Pharma Ltd.
499 Park Avenue
New York, NY 10014

       Re: UroGen Pharma Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-38079

Dear Ms. Barrett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance